Filing pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Filer: SouthTrust Corporation Subject Company: SouthTrust Corporation
Commission File No.: 333-117283

Date: August 19, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and SouthTrust’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s and SouthTrust’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s or SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning SouthTrust or the proposed merger or other matters and attributable to SouthTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on August 16, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed merger. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The following materials are being used in presentations to analysts and others

Wachovia Corporation

SouthTrust Merger

August 2004

Ken Thompson,

Wachovia Chairman and CEO

Wallace Malone,

SouthTrust Chairman and CEO

Why Wachovia?

Strengths of franchise and demographics of footprint Ability to leverage SouthTrust’s market position and lines of business

Broad product array

Excellent sales culture

Good cultural compatibility

High level of customer focus and ethics

Integration excellence demonstrated Currency upside of Wachovia stock

Page 1 – #3705 IR Roadshow

SouthTrust rationale

Creates $1 billion of shareholder value for WB shareholders based on announcement assumptions in June 21st investor deck

Upside shareholder value potential exceeds $1.6B including achievable revenue synergies

Strengthens competitive positioning in fast growing Southeast Provides additional scale and growth opportunities to General Bank

Offers significant revenue synergies, yet none are assumed

Deepens and expands base of key human capital

Extends General Bank’s footprint

Accelerates Texas strategy

Expense efficiencies reasonable and achievable Low-risk integration

Clean, straightforward systems environment

Vast majority of integration activities are GBG related

Only two deposit conversions required

Integration plans further along than WB/FTU integration at this point in timeline

Capacity considerations require less system analysis and allows for handling of more accounts for less cost

Page 2 – #3705 IR Roadshow

Strengthens competitive positioning

Largely in-market transaction, creating #1 position in highly attractive Southeastern banking market* Enhances WB’s unique franchise which cannot be replicated

Southeast Banking Market*

Rank Institution Branches Deposits ($ in billions) Market Share

1 Wachovia/SouthTrust** 2,302 $158.6 18.3%

2 Bank of America 1,568 131.9 15.2

Wachovia 1,637 129.1 14.9

3 SunTrust 1,498 82.8 9.6

4 BB&T 1,179 51.9 6.0

5 Regions Financial 850 34.9 4.0

SouthTrust 665 29.5 3.4

Source: SNL Financial, data as of 6/30/03 (pro forma for subsequent/pending acquisitions). *Includes AL, FL, GA, MS, NC, SC, TN, VA; excludes deposits from brokerage/credit card related companies.

**Excludes impact of potential deposit divestitures and/or branch closures.

Wachovia SouthTrust

Source: SNL Financial, data as of 6/30/03.

Pro forma for subsequent FloridaFirst acquisition.

Page 3 – #3705 IR Roadshow

General Bank

Leveraging proven success

Segment Earnings*

+ 41% 751 646 582 534

1Q02 2Q02 2Q03 2Q04

*Represents net income in the General Bank as reported on a segment basis.

Customer Satisfaction Scores* Goal: 6.32 – 6.40

6.49 6.54 6.57 6.57 6.35 6.38

4Q01 2Q02 4Q02 2Q03 4Q03 2Q04

*Data is from independent studies conducted with customers who transact in our Financial Centers. Scores prior to 1Q02 for legacy First Union only. Scale of 1–7.

Cash Overhead Efficiency Ratio*

- 544bsp

56% 55%

54%

51%

1Q02 2Q02 2Q03 2Q04

*Total noninterest expense as reported on a segment basis, excluding intangible amortization expense, divided by the sum of net interest income, including the tax-equivalent adjustment, and fee and other income as reported on a segment basis.

New/Lost Ratio* Goal >= 1.0

1.38 1.28 1.10 1.08 1.11 1.02

1Q02 2Q02 4Q02 2Q03 4Q03 2Q04

*Retail, Small Business and Business Banking core relationships gained divided by core relationships lost. Core relationships exclude single service credit card, mortgage and trust households and out of footprint households.

Page 4 – #3705 IR Roadshow

Retail & Small Business

Opportunity to further leverage the sales culture

Branch revenue lift estimated at $175 million/year

Average SouthTrust branch production as a % of an average Wachovia branch*

100%

53% 48% 37%

22%

Consumer Loans Investment Sales Retail Checking Small Business Loans Goal

*Branch production estimates as of 1Q04.

Page 5 – #3705 IR Roadshow

Commercial

Opportunity to further leverage the sales culture

Avg. SouthTrust outstandings/RM as a % of avg. WB outstandings/RM*

100% 67% 22%

Deposits Loans Goal

*Commercial outstanding estimates as of 2Q04.

Treasury Services Annual Revenues/Commercial Loans Outstanding

Additional product opportunities

Treasury Services

Penetration of Small Business segment is 50% of that of Wachovia’s Derivatives New product opportunity Commercial Real Estate Securitizations New product opportunity Permanent Real Estate Loan Placement New product opportunity

Page 6 – #3705 IR Roadshow

Expense efficiencies comparable to Wachovia/First Union

Similar Expense Efficiencies

($ in millions)

Wachovia/ Wachovia/ First Union SouthTrust

890

38%

414

36%

Percentages above reflect expense efficiencies as a % of the merger partner’s pre-merger non-interest expense.

Personnel savings are 64% of expense efficiencies Occupancy

Approximately 2 million square feet of space to be vacated at an average cost of $24 per square ft.

Other

Largely driven by vendor and professional services

Similar Branch Overlap

Wachovia/ Wachovia/ First Union SouthTrust

325

281 195 200

1/2 mi 1 mi 1/2 mi 1 mi

Similar Positions Reductions

Wachovia/ Wachovia/ First Union SouthTrust

7,000

34% 4,300

34%

Percentages above reflect position reductions as a % of the merger partner’s pre-merger FTEs.

Page 7 – #3705 IR Roadshow

Merger integration

Objective: delivering predictable outcome

Meet or exceed efficiency targets, merger one-time charges and the integration timeline With no negative impact on revenue generation With no negative impact to customer service levels across all channels, businesses, markets and products

Page 8 – #3705 IR Roadshow

Less complex conversion than Wachovia/First Union

Number system applications requiring conversion

1,100

600

45% fewer systems to convert

Transaction volumes as a % of legacy company

40%

10%

Lower transaction volumes as a % of acquiring company will result in minimal needs for capacity expansion

Wachovia/First Union Wachovia/SouthTrust

Number of accounts requiring conversion

(in millions)

5.2

2.3

55% fewer accounts to convert

Number of regional conversions

4

2

50% fewer regional conversions

Page 9 – #3705 IR Roadshow

Appendix

Page 10 – #3705 IR Roadshow

Senior SouthTrust management to be integrated into key General Bank positions*


Head of General Banking Group
Ben Jenkins
State and Regional Banking Leadership
Segment Leadership
Northern Banking Group Head
Reggie Davis
Southern Banking Group Head
Tom Coley
Real Estate, Financial Services
Glenn Eubanks
Atlantic
Mike Slocum
Penn/Del
Hugh Long
Mid-Atlantic
Jim Cherry
Carolinas
Walter McDowell
Georgia
Bill Linginfelter
Florida
Bob Helms
Alabama, Mississippi, NW Florida, Tennessee
Ronald DeVane
Texas
Guy Bodine
Southern Banking Support
HR – Chuck Whitfield
Finance – Al Yother

**Following merger consummation.*

Page 11 – #3705 IR Roadshow

WACHOVIA

Merger creates shareholder value

Net Present Value	
Cost Savings	$3,177
Net Funding Benefits	350
After-Tax Cash One-Times	(380)
Value Created*	$3,147

	Total	81% WB shareholders**	19% SOTR shareholders**
NPV of Incremental Cash Flows	$3,147	$2,549	$598
Net Extracted Excess Capital***	0	933	(933)
Premium Paid****	0	(2,390)	2,390
NPV Received	$3,147	$1,093	$2,055

- **Revenue synergies of an estimated $200 million/year would create an additional NPV of $650 million for shareholders**

Data above represents NPV of incremental cash flows outlined on page 24 of June 21, 2004 presentation announcing transaction. See that presentation for further assumptions not outlined below.

**Assumes 4% growth in expenses (cost savings); 11% discount rate based on WB cost of capital; 2007 terminal value of 12x 2008 incremental cash flows*

***Assumes 4Q04 average fully diluted share count for WB stand-alone of 1,319 million and SOTR stand-alone of 340 million (303 million at 0.89 exchange ratio.*

****SOTR capital in excess of target tangible equity/tangible assets of 4.7%, less fair market value adjustments to SOTR's net tangible assets ($1,152 million: 81% to WB shareholders)*

******WB closing price of $47.00 on June 18, 2004, multiplied by 0.89 exchange ratio, less SOTR's closing price of $34.80 on June 18, 2004, times 340 million SOTR shares.*

Page 12 – #3705 IR Roadshow

WACHOVIA

Retail & Small Business

Leveraging proven success

Revenue per Financial Center

($ in thousands)

+28%

$743 $714 $704 $691 $687 $648 $645 $606 $615 $581

1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04

Page 13 – #3705 IR Roadshow

Retail & Small Business

Leveraging the sales culture

Legacy WB branch production as a % of a legacy FTU branch has increased while legacy FTU branch production has more than doubled since 3Q01

Loan Production

100%

63% 52%

25%

3Q01 2Q03 2Q04 Goal

Conversions & Rebranding Completed

Investment Production 100%

73% 59%

0%

3Q01 2Q03 2Q04 Goal

Conversions & Rebranding Completed

Page 14 – #3705 IR Roadshow

Cautionary statement

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between Wachovia Corporation and SouthTrust Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to Wachovia’s and SouthTrust’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets” and similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and SouthTrust’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule and without greater divestitures than anticipated; (6) the failure of Wachovia’s and/or SouthTrust’s shareholders to approve the merger; (7) enforcement actions by governmental agencies that are not currently anticipated; (8) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (9) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (10) changes in the U.S. and foreign legal and regulatory framework; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s capital markets and asset management activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Wachovia or SouthTrust or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Page 15 – #3705 IR Roadshow

Additional information

The proposed merger between Wachovia Corporation and SouthTrust Corporation will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and on August 16, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above.

Page 16 – #3705 IR Roadshow

The following is a transcript of a portion of a video broadcast made available to Wachovia employees